UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 17, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Heron Lake BioEnergy, LLC

File No. 0-51825 - CF# 25640

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Heron Lake BioEnergy, LLC submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10 filed on August 22, 2008 as amended on August 20, 2010.

Based on representations by Heron Lake BioEnergy, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.12   through August 22, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel